Exhibit (e)(10)

UNOFFICIAL TRANSLATION FROM FINNISH

CEO AGREEMENT

Biotie Therapies Corp. (the “Company”) and Timo Veromaa (the “President and CEO”) have today entered into the following CEO Agreement (the “Agreement”).

1.	POSITION

The Company has engaged the President and CEO to act as the Company’s president and CEO under the terms specified in this Agreement and in accordance with the Finnish Limited Liability Companies Act.

2.	DUTIES

2.2	The duties of the President and CEO are as provided for in the Finnish Limited Liability Companies Act, and the Company’s Board of Directors may specify them from time to time.

2.3

The President and CEO shall, on his own initiative, see to the duties required of the President and CEO, as well as to duties relating to the Company’s business operations, which are assigned to him by the Company’s Board of Directors from time to time. The President and CEO has the right and obligation to participate in the meetings of the Company’s Board of Directors.

2.4

The President and CEO may not, without the Company’s prior written consent, accept or see to other duties for consideration or gratuitously or participate, directly or indirectly, on his own behalf or on behalf of a third party, in any operation for consideration or gratuitously.

2.5	The President and CEO may not, without the Company’s prior written consent, participate directly or indirectly or act as an investor in any business operations competing with those of the Company.

3.	SALARY AND OTHER BENEFITS

3.1	The remuneration of the President and CEO consists of a fixed monthly salary of EUR 6500, the annual bonus, and the benefits in kind defined below in section 3.2.

3.2	The President and CEO is entitled to the following benefits in kind:
¡	1 landline phone subscription;
¡	Fixed broadband Internet connection;
¡	GSM mobile phone;
¡	Company car—unlimited benefit, Volvo S80;
¡	Voluntary medical expense, life, and disability insurances;
¡	Voluntary collective pension insurance, the annual premium of which is EUR 14,896;
¡	Voluntary individual pension insurance, the annual premium of which is EUR 7,320;
¡	Unlimited occupational health care (also for spouse) including health care by specialists and dental care;
¡	Vouchers for lunch and recreational benefit in accordance with the Company’s practice.

3.3	The salary set forth in section 3.1 and/or the benefits in kind set forth in section 3.2 are revised at the discretion of the Company’s Board of Directors in December each year.

4.	EXPENSES AND TRAINING

4.1

All reasonable travel and hotel expenses that have been incurred by the President and CEO in connection with seeing to the duties of the president and CEO as well as other reasonable expenses relating to the running of the Company’s business operations shall be paid to the President and CEO by the Company, either by having said expenses paid or by paying them against a receipt, in accordance with the Company’s practice in force from time to time.

4.2

The President and CEO is entitled to take part in further training or education corresponding to his position at the expense of the Company. Any training or education giving rise to considerable expenses or lasting for a considerably long time shall be separately agreed with the Company’s Board of Directors in each individual case.

5.	ANNUAL HOLIDAY

5.1

The President and CEO is entitled to annual holiday in accordance with the Annual Holidays Act (18 March 2005/162), which the President and CEO may take at a time to be agreed more specifically with the Company’s Board of Directors.

5.2	The President and CEO is entitled to holiday compensation under the same terms as the Company’s employees.

6.	PENSION AND ABSENCE FROM WORK

6.1	The Company shall take out a statutory TEL pension insurance for the President and CEO.

6.2

If the President and CEO is unable to work due to an illness, the Company shall pay full salary during his absence from work, provided that such absence does not exceed six (6) consecutive months. However, the Company is entitled to deduct from the aforementioned salary all statutory forms of compensation paid by third parties to the President and CEO as a result of his illness or inability to work. The President and CEO shall inform the Company of all aforementioned statutory compensation received by him in order for the correct payment sum to be determined.

7.	NON-DISCLOSURE AND THE COMPANY’S DOCUMENTS

7.1

All notes, memoranda, reports, and written presentations relating to the Company’s business secrets, know-how, or other information, the creation of which the President and CEO has participated in or which he has received during his term as the President and CEO constitute the property of the Company, and the President and CEO shall hand them over to the Board of Directors of the Company at the expiration of this Agreement.

7.2

During the period of validity of this Agreement or thereafter, the President and CEO shall not express (except where necessary for the due management of his duties) to third parties any business secret or confidential information concerning the Company’s business operations or finances or its clients or their business operations or matters, and the President and CEO will do his best to prevent the publication or disclosure of the aforementioned by third parties.

8.	INVENTIONS AND INDUSTRIAL RIGHTS AND COPYRIGHTS

8.1	All industrial rights and copyrights of the inventions, works, and programmes (including know-how, right to assign the rights, and the right to alter the works and other protected entities)

created by the President and CEO in the course of his position as the President and CEO or in another position in the Company during the validity of this Agreement are automatically and without further measures deemed to constitute the property of the Company. The same applies to trademarks and brands as well as to other industrial rights and copyrights related to the Company’s business operations.

8.2	The President and CEO undertakes to sign all necessary transfer documents and any other documents required in order to secure the Company’s interests set forth in section 8.1.

8.3	Compensation for the assignment of industrial rights and copyrights is included in the salary of the President and CEO provided for in section 3 above.

9.	NON-COMPETE AND NON-SOLICITATION CLAUSE

9.1

During the period of validity of this Agreement and for twelve (12) months after its expiration, the President and CEO may not, directly or indirectly, without the prior written consent of the Company’s Board of Directors, take part in, be in an employment relationship or a commission relationship with, or have any part in any business or other operation that competes or could compete with the business operations engaged in by the Company.

9.2	During his position as the President and CEO and for twelve (12) months thereafter, the President and CEO does not have a right to

I.	solicit or attempt to solicit the Company’s other employees to resign from their positions in the Company, or

II.	solicit or attempt to solicit a client of the Company to transfer their client relationship relating to a product or assignment to a competing company.

9.3

If the President and CEO breaches these terms during the period of validity of the non-compete and non-solicitation clause, the President and CEO shall be liable to pay for each such breach an amount equalling the President and CEO’s salary of twelve (12) months as liquidated damages to the Company immediately upon request. Monthly salary as referred to in this section shall mean the President and CEO’s monthly salary at the time of being terminated without the benefits in kind set forth in section 3.2. This amount of liquidated damages may not be construed as the maximum amount of damages, and it shall not prevent the Company from seeking other compensation through legal proceedings.

10.	TERM AND TERMINATION

10.1

This Agreement enters into force at the moment of signing and will be in force until further notice. The President and CEO may terminate the Agreement with a period of notice of three (3) months. The Company may terminate the Agreement with a period of notice of six (6) months.

10.2

If the Company terminates this Agreement or lays off the President and CEO for a reason not attributable to the President and CEO, the Company is obligated to pay a sum equalling twelve (12) months salary to the President and CEO immediately as a one-off severance pay. Monthly salary as referred to in this section shall mean the President and CEO’s monthly salary at the time of being terminated including the benefits in kind.

10.3

The Company may at any time, without any period of notice, reassign the President and CEO from his position as the president and CEO back to his former employment relationship as the Vice President of R&D without this having any effect on the salary and benefits in kind. Otherwise the employment relationship shall be subject to the terms applied under his employment agreement concerning his position as Vice President of R&D prior to the execution of this Agreement. For the avoidance of doubt, it is stated that in the aforementioned situation severance pay as provided for in section 10.2 shall not be paid.

10.4

The Company may rescind this Agreement immediately without any obligation to pay compensation if the President and CEO commits a serious abuse relating to the Company’s business operations or which has an effect thereon, or if the President and CEO is in material breach of, or fails to comply with, the terms of this Agreement.

11.	DISPUTES

11.1

Any and all disputes arising out of this Agreement that cannot be settled by the parties through negotiations shall be settled by arbitration in accordance with the Arbitration Rules issued by the Arbitration Institute of the Finland Chamber of Commerce. The arbitration shall be held in Helsinki, and the number of arbitrators shall be one.

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This agreement has been prepared in two (2) original copies, one for the President and CEO and one for the Company.

Place: TURKU

Date: 25 May 2005

BIOTIE THERAPIES CORP.

      /s/ Juha Jouhki

Juha Jouhki, Chairman of the Board of Directors

      /s/ Timo Veromaa

      Timo Veromaa